Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
Statement setting forth details of computation of ratio
of earnings to fixed charges
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)	For the years ended December 31,
	2006	2005		2004	2003	2002
Income (loss) from continuing operations	$84,248	$116,689		$44,273	$30,213	$(15,572)
Income tax expense	52,740	40,490		28,034	18,913	17,170

Earnings before income tax expense	136,988	157,179	(1)	72,307	49,126	1,598	(2)

Fixed charges:
Interest on debt, deposits and other borrowings	66,143	48,428		36,419	48,308	47,580
Interest on subordinated debt payable to preferred securities trust (3)	9,167	9,158		9,158	0	0
One-third of all rentals	1,809	1,712		1,827	2,136	1,822
Preferred stock dividend of subsidiary trust (3)	0	0		0	8,990	8,990

Total fixed charges	77,119	59,298		47,404	59,434	58,392

Earnings before income tax expense and fixed charges	$214,107	$216,477		$119,711	$108,560	$59,990

Ratio of earnings to fixed charges (4)	2.78x	3.65x		2.53x	1.83x	1.03x
(1)	Earnings before income taxes in 2005 included a $67.7 million gain on the transfer of consumer credit card business related to our May 28, 2004 agreement with Bank of America.

(2)	Earnings before income taxes in 2002 included a charge of $43.0 million related to a ruling in the litigation associated with the transfer of our consumer credit card business in 1998.

(3)	Our adoption of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51, as revised, resulted in the deconsolidation of the subsidiary trust that issued our trust preferred securities effective December 31, 2003. As a result of the deconsolidation of that trust, the consolidated income statements include interest expense on subordinated debt payable to preferred securities trust beginning January 1, 2004, as compared to periods through December 31, 2003 that included payments on the trust preferred securities classified as minority interest in income of consolidated subsidiary.

(4)	For purposes of computing these ratios, “earnings” represent income (loss) from continuing operations before income taxes plus fixed charges. “Fixed charges” consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.